FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

November 20, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski Dietrich King Ben Phippen Michael Volley

Re:	Upstart Holdings, Inc. Registration Statement on Form S-1 File No. 333-249860

Ladies and Gentlemen:

On behalf of our client, Upstart Holdings, Inc. (“Upstart” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, confidentially submitted to the Commission on March 4, 2020, and as revised on May 13, 2020, August 17, 2020 and September 25, 2020, and publicly filed on November 5, 2020, and as amended on November 6, 2020 (the “Registration Statement”).

Confidential Treatment Request

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.

Preliminary Price Range

The Company supplementally advises the Staff that it currently estimates a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), resulting in a midpoint of the Preliminary Price Range of $[***]. The Preliminary Price Range was determined, in part, based on discussions between the Company and representatives of the lead underwriter for the Company’s initial public offering (the “Representatives”) that took place on November 17, 2020. Prior to November 17, 2020, the Representatives had not provided the Company with the Preliminary Price Range or any specific estimated price range. However, as discussed below, on November 3, 2020, the Company and the Representatives discussed perspectives on valuation methodologies and approaches that were expected to be used by investors, including preliminary groups of companies that investors may view as comparable to the Company.

The actual indicative price range to be included in the preliminary prospectus will not be determined until shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering and will be based on market and other conditions at that time. The Company anticipates the price range that will be included in the preliminary prospectus will be a narrower range than the Preliminary Price Range. However, the Preliminary Price Range is subject to further revision based on changes in the Company’s performance and prospects and market conditions, including the trading price of companies deemed comparable to the Company, the performance of technology IPOs, and market conditions and investor demand more generally. Given the potential for volatility and uncertainty in the market, such revisions could be significant. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors and will not be greater than the range permitted by Compliance and Disclosure Interpretations 134.04.

Historical Fair Value Determination

Each time the Company’s board of directors (the “Board”) has approved option grants, it has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock required the Board to make complex and subjective judgments. In doing so, the Board considered numerous factors, including:

•	the Company’s results of operations and financial position, including the Company’s levels of available capital resources;

•	the Company’s stage of development and material risks related to the Company’s business;

•	the Company’s business conditions and projections;

•	the valuation of publicly traded companies in the financial technology sectors;

•	the lack of marketability of the Company’s common stock as a private company;

•	the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of its common stock;

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

•	the likelihood of achieving a liquidity event for its securityholders, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	the hiring of key personnel and the experience of management;

•	trends and developments in the Company’s industry; and

•	external market conditions affecting the financial technology industry sector.

The section titled “Common Stock Valuations” on pages 127 through 129 of the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) of the Registration Statement include a more detailed description of the factors considered and methodologies used by the Board, in consultation with the Company’s management team, to determine the fair value of the Company’s common stock.

The Company supplementally advises the Staff that, in connection with the approval of certain equity awards on the dates set forth below, the Board determined, after carefully considering all relevant information available to it as of the below grant dates, including the then most recent valuation report of its third-party independent valuation firm (each, a “Valuation Report”), that, the fair value of the Company’s common stock was equal to the amount set forth opposite each grant date as of such grant date:

Option Grant Dates	Number of Shares of Common Stock Subject to Grants	Fair Value Per Share
January 31, 2020	1,757,974	$ 8.88
April 16, 2020	400,139	$ 8.41
June 4, 2020	501,000	$ 8.41
July 26, 2020	344,638	$ 8.41
September 9, 2020	832,381	$ 8.39
October 12, 2020	753,003	$11.72
November 6, 2020	550,000	$18.44
November 10, 2020	237,935	$18.44

Valuation of January – September Grants

In determining the fair value per share of the Company’s common stock for the equity awards approved between January and September 2020 (the “January-September Grants”), which fair values ranged from $8.39 to $8.88, the Board relied in part on the then most recent Valuation Report, including the Valuation Reports dated June 23, 2020 (with a valuation date of June 5, 2020) (the “June Valuation Report”), April 7, 2020 (with a valuation date of March 27, 2020) (the “April Valuation Report”) and January 14, 2020 (with a valuation date of December 20, 2019) (the “January Valuation Report”) (collectively, the “Pre-September Valuation Reports”). The Board further determined on each grant date that there were no material changes in the Company’s business or in the assumptions upon which the applicable Pre-September Valuation Report was based, between the applicable valuation date of such Pre-September Valuation Report and such grant date, that affected the fair value of the Company’s common stock.

The Pre-September Valuation Reports each applied the market approach (guideline publicly traded company methodology) to determine a business enterprise value for the Company, which considered industry comparable companies in terms of size, historical and projected growth, profitability and other relevant market multiples and ratios. The April Valuation Report also considered, among other things, the

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

impact of the COVID-19 pandemic on the financial markets. The June Valuation Report further considered the specific impacts of the COVID-19 pandemic on the Company and its operating results in the second quarter of 2020.

The Pre-September Valuation Reports used the business enterprise value for the Company calculated using the market approach to determine the fair value per share of the Company’s common stock. To determine this fair value, the Pre-September Valuation Reports each derived a total equity value for the Company and then used the option pricing method (“OPM”) to allocate this equity value among the various classes of the Company’s capital stock. Because the Company’s common stock represented a non-marketable equity interest in a private enterprise, the Pre-September Valuation Reports applied a discount for lack of marketability to the fully marketable values derived using the OPM to derive the fair market value of the Company’s common stock. In addition, the Pre-September Valuation Reports each considered a scenario involving a potential initial public offering of the Company (the “IPO scenario”) and used a probability weighted expected return method to weight the values derived using the OPM and the values derived under the IPO scenario by the estimated probabilities of each scenario to derive the final fair value of a share of the Company’s common stock.

In the January Valuation Report, the IPO scenario assumed an IPO occurring by June 30, 2020, and a corresponding fair value of the Company’s common stock of $12.22 per share. In the April Valuation Report, the IPO scenario assumed an IPO occurring by November 30, 2020, and a corresponding fair value of the Company’s common stock of $11.88. In the June Valuation Report, the IPO scenario assumed an IPO occurring by January 30, 2021, and a corresponding fair value of the Company’s common stock of $11.93. In determining the Company’s business enterprise value under the IPO scenario, each of the Pre-September Valuation Reports primarily considered the price per share of the Company’s common stock required for a “Qualified IPO” as defined in the Company’s certificate of incorporation.

The OPM scenario took into account equity valuation, estimated volatility, time to a liquidation event and risk-free rate. Under the OPM scenarios in the January, April and June Valuation Reports, the fair values of the Company’s common stock were $5.55, $4.94 and $4.84 per share, respectively, in each case, after taking into account a 15% discount for lack of marketability.

Each of the Pre-September Valuation Reports also weighted the value of the Company’s common stock under the IPO scenario at 50% and the OPM scenario at 50%. Using these weightings, the January, April and June Valuation Reports concluded that the fair values of a share of the Company’s common stock were $8.88, $8.41 and $8.39, respectively, as of the respective valuation date of each Pre-September Valuation Report.

Valuation of October Grants

In determining the $11.72 fair value per share of the Company’s common stock for the equity awards approved on October 12, 2020 (the “October Grants”), the Board relied in part on the Valuation Report dated September 29, 2020 (the “September Valuation Report”), with a valuation date of September 14, 2020. The Board further determined on October 12, 2020 that there were no material changes in the Company’s business or in the assumptions upon which the September Valuation Report was based between September 14, 2020 and October 12, 2020, that affected the fair value of the Company’s common stock.

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

The September Valuation Report applied similar methodologies to those used in the Pre-September Valuation Reports to determine the Company’s business enterprise value and a corresponding fair value per share of the Company’s common stock, including consideration of industry comparable companies in terms of size, historical and projected growth, profitability and other key operating metrics. The September Valuation Report also took into account, among other things, the impact the COVID-19 pandemic had on the Company’s origination volumes during the second quarter of 2020 as well as the Company’s subsequent recovery.

Based in large part on the Company’s recovery from its impacted second quarter results, including an increased level of investment by institutional investors in the Company’s loan funding programs and the Company’s origination volumes reaching the same levels as those in the third quarter of 2019, the IPO scenario in the September Valuation Report was updated to move the expected IPO date from January 31, 2021 to December 14, 2020. Further, in determining the Company’s business enterprise value under the IPO scenario, rather than using the Qualified IPO price per share, the September Valuation Report applied a multiple of 5x, slightly above the median of the selected comparable companies, to the Company’s estimated last twelve month revenue as of December 14, 2020. The multiple of 5x was based on the Company’s growth trajectory and the Company’s ranking against recent IPOs in terms of size, historical and projected growth, profitability and other key operating metrics. Based on the foregoing, the September Valuation Report calculated the fair value of the Company’s common stock under the IPO scenario to be $13.87 per share.

Under the OPM scenario, the September Valuation Report calculated the fair value of the Company’s common stock to be $6.70 per share, after taking into account a 15% discount for lack of marketability.

The September Valuation Report weighted the value of the common stock under the IPO scenario at 70% and the OPM scenario at 30%, which reflected management’s increased confidence in the consummation of an IPO in December 2020. Using these weightings, the September Valuation Report concluded that the fair value of a share of the Company’s common stock was $11.72 as of September 14, 2020. The Board continued to believe that $11.72 per share represented the fair value of the Company’s common stock at the time it made grants on October 12, 2020.

Valuation of November Grants

In determining the $18.44 fair value per share of the Company’s common stock for the equity awards approved on November 6, 2020 and November 10, 2020 (collectively, the “November Grants”), the Board relied in part on the Valuation Report dated November 4, 2020 (the “November Valuation Report”) with a valuation date of October 19, 2020. The Board further determined on each of November 6, 2020 and November 10, 2020, that there were no material changes in the Company’s business or in the assumptions upon which the November Valuation Report was based between October 19, 2020 and each of the November grant dates, that affected the fair value of the Company’s common stock.

The November Valuation Report applied similar methodologies to those used in the Pre-September and September Valuation Reports to determine the Company’s business enterprise value and a corresponding fair value per share of the Company’s common stock.

In the November Valuation Report, the IPO scenario continued to assume an IPO occurring by December 14, 2020. Under the IPO scenario, the November Valuation Report calculated the fair value of

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

the Company’s common stock to be $20.40 per share. In determining the Company’s business enterprise value under the IPO scenario, rather than using the revenue multiple approach described in the September Valuation Report, the November Valuation Report considered discussions with the Representatives regarding perspectives on the valuation methodologies that prospective investors may use in evaluating an investment in the Company and potential categories of companies, including high-growth financial technology, online marketplace and data-driven software companies, that investors may deem relevant comparables to the Company. These groups of companies included companies that do not operate businesses similar to the Company’s but represent the type of high-growth financial technology, marketplace and software companies that investors in the IPO may view as relevant comparable companies as they have growth rates and margins that investors may view as indicative of the Company’s potential future financial performance. These discussions did not involve a recommendation as to a specific price range and were subject to feedback from investors that had yet to be received. The discussions with the Representatives had not taken place when the Pre-September and September Valuation Reports were being prepared and thus were not reflected in such prior Valuation Reports’ analyses of the Company’s business enterprise value.

Under the OPM scenario, the November Valuation Report calculated the fair value of the Company’s common stock to be $10.58 per share, after taking into account a 10% discount for lack of marketability. The increase in the fair value of the Company’s common stock under the OPM scenario as compared to the Pre-September Valuation Reports is attributable, in part, to the decrease in the discount for lack of marketability from 15% to 10%.

The November Valuation Report weighted the value of the common stock under the IPO scenario at 80% and the OPM scenario at 20%, which reflected management’s increased confidence in the consummation of an IPO in December 2020, as compared to the weightings assigned in the September Valuation Report. Using these updated weightings, the November Valuation Report concluded that the fair value of a share of the Company’s common stock was $18.44 per share as of October 19, 2020. The Board continued to believe that $18.44 per share represented the fair value of the Company’s common stock at the time it made grants on each of November 6, 2020 and November 10, 2020.

Analysis of Difference Between Fair Values of the January–September Grants and October Grants, and the Midpoint Price

As noted above, the Company currently estimates the Preliminary Price Range to be between $[***] to $[***] per share of the Company’s common stock. The Preliminary Price Range was determined, in part, from discussions between the Company and the Representatives. The Preliminary Price Range was estimated based on current market conditions, the Company’s financial condition and prospects and the performance of recent initial public offerings in the technology industry. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports in determining the fair value of the grants made from January 2020 through October 2020.

The Company believes the principal factors that contributed to the: (i) $[***] to $[***] per share difference between $[***], the Midpoint Price, and $8.39 to $8.88, respectively, the per share fair values of the Company’s common stock used to record stock-based compensation expense for the January-September Grants, and (ii) $[***] per share difference between the Midpoint Price, and $11.72, the per share fair value of the Company’s common stock used to record stock-based compensation expense for the October Grants, were as follows:

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

•

The Board made its determinations of fair value of the Company’s common stock as of the grant dates listed above, based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on the global economy and its impact on the Company and the Company’s business.

•	The Preliminary Price Range took into account the recent performance and valuations of public companies that the Representatives expect will be viewed by investors as comparable to the Company.

•

The Preliminary Price Range took into account the fact that technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings.

•

Since January 2020, the Company has taken several incremental steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, and publicly filing the Registration Statement with the Commission.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of the board approval dates associated with the January-September and October Grants described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. The discount for lack of marketability for the Company’s common stock associated with the OPM scenarios of the applicable Valuation Reports was 15%, accounting for a meaningful difference between the applicable historical fair values and the Midpoint Price.

•

Unlike the valuation methodologies used in the Pre-September and September Valuation Reports, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as the Company remaining as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weights a near-term IPO outcome at 100%. In contrast, the Pre-September Valuation Reports weighted the probability of a successful IPO within six months to a year of the applicable valuation date at 50%, and the September Valuation Report weighted the probability of a successful IPO in December 2020 at 70%. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic and the United States presidential election and the impact of the COVID-19 pandemic on the Company’s business in the second quarter of 2020, the probability of consummating a successful IPO was far from certain during these prior periods.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

Analysis of Difference Between Fair Value of the November Grants and the Midpoint Price

Based on the above description of the Board’s past determinations of the fair value of the Company’s common stock, and given the fair value of the November Grants exceeds the Midpoint Price, the Company believes the stock-based compensation expense recorded for the November Grants, which stock-based compensation expense was based on the fair value determined by the Board at the time of grant, were appropriate.

Conclusion

Based on the above analysis and as described in the Registration Statement, the Company and the Board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Board reached its determinations of the fair value of the Company’s common stock after thorough discussions with the Company’s management team and independent valuation experts, and made its determination in good faith, based on the information available on the dates of grant, including the then available Valuation Report and the rapidly evolving impacts of the COVID-19 pandemic on the Company and the economy as a whole. Accordingly, the Company respectfully submits to the Staff that the Company believes that the stock-based compensation expense that it recorded related to the grants made between January 2020 and November 2020, which stock-based compensation expense was based on the fair values determined by the Board at the time of grant, were appropriate in light of the foregoing.

*****

Securities and Exchange Commission

November 20, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 575-1174 or jsaper@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper

cc:	Dave Girouard, Upstart Holdings, Inc.

Sanjay Datta, Upstart Holdings, Inc.

Alison Nicoll, Upstart Holdings, Inc.

Emily Sairafian, Upstart Holdings, Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

John Savva, Sullivan & Cromwell LLP